FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 22, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES UPDATED NETWORK SHARING AGREEMENTS WITH GOLAN AND PASSIVE INFRASTRUCTURE COOPERATION AGREEMENT WITH PELEPHONE

Netanya, Israel – September 22, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the previously reported network sharing agreements , and the Israeli Ministry of Communications requirements regarding network sharing, the Company entered the following agreements:

Updated agreements with Golan Telecom Ltd., or Golan

The parties' existing 2G and 3G IRU agreement and 4G network sharing agreement were updated, generally for a period of at least 10 years; and include stipulations as to ownership and mutual IRU rights in the 4G radio equipment as well as the establishment of a Joint Venture for the joint operation of the 4G radio network. The agreements, as updated, are subject to regulatory approvals.

As previously reported, the Company expects -  if these agreements will be approved - its revenues from Golan   to be at annual levels similar to those in 2013 and 2014 for the duration of the agreements term.

Passive infrastructure cooperation agreement with Pelephone Communications Ltd., or Pelephone

The Company and Pelehpone entered a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by RFP process will enter a separate agreement with each of the company and Pelehpone, generally for a period of at least 5 years. The agreement is subject to regulatory approvals.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements", and the Company's immediate report regarding the Company's results of operation in the second quarter of 2014 on form 6-K dated August 11, 2014, under "Other developments during the first quarter of 2014 and subsequent to the end of the reporting period— 4 Generation Network and Network Sharing".

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of such agreements and the benefits therefrom, are subject to uncertainties and assumptions about the receipt of the necessary approvals to the agreements, the parties' ability to receive the required frequencies to operate a 4G network, the costs thereof, the 4G radio network roll out and the savings received from the co-operation regarding the passive elements of cell sites. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.029 million subscribers (as at June 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 22, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary